UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




                                  SCHEDULE 13D

CUSIP No. 619429103

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  286,700

         8        SHARED VOTING POWER
                        0

         9        SOLE DISPOSITIVE POWER
                  286,700

         10       SHARED DISPOSITIVE POWER
                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  286,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.85%

14       TYPE OF REPORTING PERSON*
                  PN

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



SCHEDULE 13D

CUSIP No. 619429103

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                        0

         8        SHARED VOTING POWER
                  286,700

         9        SOLE DISPOSITIVE POWER
                        0

         10       SHARED DISPOSITIVE POWER
                  286,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  286,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.85%

14       TYPE OF REPORTING PERSON*
                  CO


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



                                  SCHEDULE 13D

CUSIP No. 619429103

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                        0

         8        SHARED VOTING POWER
                  286,700

         9        SOLE DISPOSITIVE POWER
                        0

         10       SHARED DISPOSITIVE POWER
                  286,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  286,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.85%

14       TYPE OF REPORTING PERSON*
                  IN


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



                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.


Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry")and High River Limited Partnership, a Delaware limited partnership ("High River") (Barberry and High River are collectively, the "Icahn Group")and Carl C. Icahn, a citizen of the United States of America (collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) Barberry and High River is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the general partner of High River. Mr. Icahn is the sole shareholder, director and executive officer of Barberry. Mr. Icahn is the Chairman of the Board, President and Secretary of Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Group.

     Each of Barberry and High River is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

     Except as disclosed on Exhibit 2 attached hereto, which is hereby incorporated herein by reference thereto, none of Barberry, High River, Carl C. Icahn, nor any manager or executive officer of any of the Icahn Group, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as

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



a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

      As of May 6, 2002, the aggregate purchase price of the 286,700 Shares purchased by High River was $3,961,558.71 (including commissions). The source of funding for the purchase of these Shares was general working capital of High River.


Item 4.  Purpose of Transaction

     Registrants are considering what courses of action to take regarding Issuer but have made no specific determinations.

     Registrants reserve the right, from time to time, to acquire additional Shares in the open market or otherwise and/or to dispose of Shares, from time to time, in the open market or otherwise.


Item 5.           Interest in Securities of the Issuer

     (a) As of the close of the business day on May 6, 2002, Registrants may be deemed to beneficially own, in the aggregate, 286,700 Shares, representing approximately 6.85% of the Issuer's outstanding Shares (based upon the 4,184,711 Shares stated to be outstanding as of April 17, 2002 by the Issuer in the Issuer's Form 10-K/A filing, filed with the Securities and Exchange Commission on April 26, 2002).

     (b) High River has sole voting power and sole dispositive power with respect to the 286,700 Shares. Barberry has shared voting power and shared dispositive power with respect to the 286,700 Shares held by High River. Carl C. Icahn has shared voting power and shared dispositive power with regard to the 286,700 Shares held by High River.

     Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Also, Mr. Icahn, by virtue of his relationship to Barberry (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry indirectly beneficially owns. Barberry disclaims beneficial ownership of the Shares held by High River for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares held by High River and Barberry for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                           No. of Shares                  Price
         Name               Date           Purchased                  Per Share
         ----               ----           ---------                  ---------

         High River        04/02/02          8,500                     $14.0294

         High River        04/03/02         10,000                     $14.10

         High River        04/04/02          2,200                     $14.1341

         High River        04/05/02         40,000                     $14.0705

         High River        04/08/02         18,800                     $14.0854

         High River        04/09/02         20,500                     $14.0754

         High River        04/10/02         43,000                     $13.771

         High River        04/11/02         22,200                     $13.5939

         High River        04/12/02         15,000                     $13.6533

         High River        04/15/02         10,500                     $13.8976

         High River        04/16/02          2,500                     $13.9728

         High River        04/17/02          6,800                     $13.7976

         High River        04/25/02         13,000                     $12.9695

         High River        04/26/02          5,000                     $13.00

         High River        04/29/02          7,500                     $13.0433

         High River        04/30/02         30,000                     $13.7765

         High River        05/01/02         16,200                     $13.9569

         High River        05/03/02         15,000                     $13.9867

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants.

2.       Statement pursuant to Item 2(e).



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




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2002


BARBERRY CORP.


By:      /s/Edward E. Mattner
         -----------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/Edward E. Mattner
                  -----------------------
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/Carl C. Icahn
-------------------
CARL C. ICAHN


[Signature Page of Schedule 13D with respect to Morton's Restaurant Group, Inc.]

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Morton's Restaurant Group, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 6th day of May, 2002.



BARBERRY CORP.


By:      /s/Edward E. Mattner
         -----------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/Edward E. Mattner
                  -----------------------
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/Carl C. Icahn
-------------------
CARL C. ICAHN


  [Joint Filing Agreement for Schedule 13D with respect to Morton's Restaurant
                                  Group, Inc.]

                                                                     Exhibit 2

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22.